Exhibit 99.1

For Immediate Release

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

BRAZIL MEDICAL ASSOCIATION PUBLISHES PILLCAM® SB
 REIMBURSEMENT CODE

 - Brazil’s Entire 190 Million Population Will Gradually Have Access to Capsule Endoscopy -

YOQNEAM, ISRAEL, December 21, 2010 – Given Imaging Ltd. (NASDAQ: GIVN), the world leader in specialty GI products and pioneer of capsule endoscopy, today announced that the Brazilian Medical Association (Associação Médica Brasileira) issued a reimbursement code for PillCam® SB capsule endoscopy.

Published in the revised Classificação Brasileira Hierarquizada de Procedimentos Mẽdicos, the national publication of reimbursable procedures, code 4.02.01.34-1 provides for the reimbursement of capsule endoscopy and does not require any other prior endoscopic procedures.

This is the first step in a process that is expected to eventually enable all of Brazil’s 190 million citizens to have access to PillCam SB capsule endoscopy for visualization of the small bowel. Approximately 9.1 million of Brazil’s 44.3 million privately insured citizens are covered immediately for the PillCam SB procedure with the issuance of this code. The company believes coverage for the additional 35.2 million privately insured individuals will be fully implemented by the latter part of 2011. Upon implementation of private reimbursement, the public healthcare system is expected to begin the process of bringing coverage to the remaining 145 million Brazilians in the months that follow.

“There is clear clinical proof supporting the value of PillCam SB for detecting small bowel disorders, and we welcome the Brazilian Medical Association’s decision to establish a reimbursement framework for this valuable device,” said Carlos Saul, MD, from the Brazilian Society of Endoscopy, South Sector.

“Physicians eventually will be able to use capsule endoscopy to help Brazilians who may benefit from capsule endoscopy,” said Dr. Ricardo Ganc from Albert Einstein Hospital, Sao Paulo.

“All Brazilians will gradually have access to gold standard care in visualizing small bowel disorders. The reimbursement of PillCam SB will impact patient care and marks a milestone in Brazilian GI care,” said Dr. Carlos Alberto Cappelannes, President of SOBED (Brazilian Society of Endoscopy).

“PillCam SB is an easy procedure for patients, requiring no sedation, intubation or insufflation,” said Dr. Gregório Feldman from Rio de Janeiro.

“We are pleased about the Brazilian Medical Association’s decision to support the use of capsule endoscopy as a first-line tool to image the small bowel,” said Homi Shamir, President and Chief Executive Officer, Given Imaging Ltd. “Given Imaging is committed to providing physicians with innovative solutions for the detection of abnormalities of the small intestine so they may improve the lives of Brazilians and others around the world who suffer from digestive disorders.”

Under Brazil’s healthcare system, once reimbursement is available, capsule endoscopy procedures prescribed by a physician for the approved indication will be reimbursed and are not subject to institutionally-determined funding allocations. The Brazilian Medical Association has already begun notifying Brazil’s 6,000 gastroenterologists to make them aware of the procedure availability.

About PillCam SB

The PillCam SB video capsule measures 11 mm x 26 mm and weighs less than four grams. Now in its second generation, PillCam SB 2 contains an imaging device and light source and transmits images at a rate of two images per second generating more than 50,000 pictures during the course of the procedure. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is clinically validated by more than 1,200 peer-reviewed studies. It is an accurate, patient-friendly tool used in patients two years and older by physicians to visualize the small bowel. PillCam® SB is the gold standard in small bowel evaluation.

The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. The risks of the Agile™ GI patency test include capsule retention and aspiration. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

Please refer to the User Manual or www.GivenImaging.com for detailed information.

About Given Imaging Ltd.

Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses wireless technology and advanced software to provide physicians with clear images of the small intestine via PillCam® SB and the esophagus through PillCam® ESO. The PillCam® COLON, which is an investigational device in the U.S., is designed to visualize the colon. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April, 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “will,” "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.